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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Beasley Broadcast Group, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001
(Title of Class of Securities)
074014101
(CUSIP Number)
Jacob D. Smith
General Counsel
Luther King Capital Management Corporation
301 Commerce Street, Suite 1600
Fort Worth, Texas 76102
(817) 332-3235
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 8, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	074014101	Page	2	of	9

1	NAMES OF REPORTING PERSONS: LKCM Private Discipline Master Fund, SPC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		751,820

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		751,820

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	751,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	074014101	Page	3	of	9

1	NAMES OF REPORTING PERSONS: LKCM Investment Partnership, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	7	SOLE VOTING POWER:

NUMBER OF		200,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		200,000

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	200,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	074014101	Page	4	of	9

1	NAMES OF REPORTING PERSONS: Luther King Capital Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		951,820

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		951,820

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	951,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IA, CO

CUSIP No.	074014101	Page	5	of	9

1	NAMES OF REPORTING PERSONS: J. Luther King, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		951,820

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		951,820

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	951,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	13.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	074014101	Page	6	of	9

1	NAMES OF REPORTING PERSONS: J. Bryan King

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		751,820

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		751,820

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	751,820

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

This Amendment No. 2 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons on October 13, 2006, as amended on November 21, 2006, with respect to the Class A Common Stock, par value $0.001 (“Common Stock”), of Beasley Broadcast Group, Inc. (the “Issuer”). Except as set forth below, all previous Items remain unchanged. Capitalized terms used herein but not defined herein shall have the meanings given to them in the Schedule 13D, as amended, filed with the Securities and Exchange Commission. Each of the Reporting Persons hereby expressly disclaims membership in a “group” under the Securities Exchange Act of 1934 with respect to the securities reported herein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is a member of such a group. Each of the Reporting Persons hereby expressly disclaims beneficial ownership of the securities reported herein, other than to the extent of its pecuniary interest therein, and this Schedule 13D shall not be deemed to be an admission that any such Reporting Person is the beneficial owner of the securities reported herein for purposes of the Securities Exchange Act of 1934 or for any other purpose.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

(a) The names of the persons filing this Schedule 13D are LKCM Private Discipline Master Fund, SPC, a Cayman Islands segregated portfolio company (“Master Fund”), LKCM Investment Partnership, L.P., a Texas limited partnership (“LKCM Partnership”), Luther King Capital Management Corporation, a Delaware corporation (“LKCM”), J. Luther King, Jr. and J. Bryan King. Master Fund, LKCM Partnership, LKCM, J. Luther King, Jr. and J. Bryan King are collectively referred to herein as the “Reporting Persons.”

(b) The principal business address of Master Fund is P.O. Box 309GT, Ugland House, South Church Street, Grand Cayman, Cayman Islands, and the principal business address of the other Reporting Persons is 301 Commerce Street, Suite 1600, Fort Worth, Texas 76102.

(c) Master Fund and LKCM Partnership are the record owners of the shares of Common Stock reported herein. LKCM Private Discipline Management, L.P., a Delaware limited partnership (“PD Management”), is the manager of Master Fund. LKCM Alternative Management, LLC, a Delaware limited liability company (“PD Alternative”), is the general partner of PD Management. LKCM Investment Partnership GP, LLC, a Texas limited liability company (“LKCM Partnership GP”), is the general partner of LKCM Partnership. LKCM is the investment manager for Master Fund and LKCM Partnership. J. Luther King, Jr. is the controlling shareholder of LKCM and the controlling member of LKCM Partnership GP. J. Luther King, Jr. and J. Bryan King are controlling members of PD Alternative. The principal business of Master Fund and LKCM Partnership is purchasing, holding, and selling securities for investment purposes, and the principal business of the other Reporting Persons is investment management.

(d) and (e)  During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f) Master Fund is organized under the laws of the Cayman Islands. LKCM Partnership is organized under the laws of Texas. LKCM is organized under the laws of Delaware. J. Luther King, Jr. and J. Bryan King are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented as follows:

From May 8, 2007 through May 9, 2007, LKCM Partnership acquired 200,000 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $1,800,000 using working capital. On May 9, 2007, Master Fund acquired 185,457 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $1,669,000 using working capital.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) As of May 9, 2007, the Reporting Persons may be deemed to beneficially own 951,820 shares of Common Stock (which represents approximately 13.1% of the outstanding Common Stock as of May 4, 2007, based upon information contained in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007).

(b)

	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
LKCM Private Discipline Master Fund, SPC	751,820	0	751,820	0
LKCM Investment Partnership, L.P.	200,000	0	200,000	0
Luther King Capital Management Corporation	951,820	0	951,820	0
J. Luther King, Jr.	951,820	0	951,820	0
J. Bryan King	751,820	0	751,820	0

(c) During the past sixty days, the Reporting Persons purchased the following shares of Common Stock in open market transactions.

Reporting Person	Date	Shares Purchased	Price
LKCM Partnership	5/8/2007	147,000	$9.00
LKCM Partnership	5/9/2007	53,000	$9.00
Master Fund	5/9/2007	185,457	$9.00

(d) Not applicable.

(e) Not applicable.

Item 7.  Material to Be Filed as Exhibits

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit 1      Joint Filing Agreement, dated May 9, 2007, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 9, 2007

LKCM Private Discipline Master Fund SPC

By: LKCM Private Discipline Management, L.P., its manager
By: LKCM Alternative Management, LLC, its general partner

By: /s/ J. Bryan King
       J. Bryan King, Vice President

LKCM Investment Partnership, L.P.

By: LKCM Investment Partnership GP, LLC, its general partner

By: /s/ J. Luther King, Jr.
       J. Luther King, Jr., President

Luther King Capital Management Corporation

By: /s/ J. Luther King, Jr.
       J. Luther King, Jr., President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the Class A Common Stock, par value $0.001 per share, of Beasley Broadcast Group, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of May 9, 2007.

LKCM Private Discipline Master Fund SPC

By: LKCM Private Discipline Management, L.P., its manager
By: LKCM Alternative Management, LLC, its general partner

By: /s/ J. Bryan King
       J. Bryan King, Vice President

LKCM Investment Partnership, L.P.

By: LKCM Investment Partnership GP, LLC, its general partner

By: /s/ J. Luther King, Jr.
       J. Luther King, Jr., President

Luther King Capital Management Corporation

By: /s/ J. Luther King, Jr.
       J. Luther King, Jr., President

/s/ J. Bryan King
J. Bryan King

/s/ J. Luther King, Jr.
J. Luther King, Jr.